DEXIA

06019443

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

December 1st, 2006

***Attention**: Special Counsel/Office of International Corporate Finance*

DEXIA
Information Pursuant to Rule 12g3-2(b)
File No. 82-4606

Dear Sir or Madam

We send you enclosed the English version of the press releases of December 1st 2006.

Please do not hesitate to contact me (☎ +32-2-213 57 36) should you have any further queries.

Sincerely yours

PROCESSED
DEC 22 2006
THOMSON
FINANCIAL

Olivier Van Herstraeten
Secretary General
Dexia S.A.

Dexia SA
Place Rogier 11 – B-1210 Brussels – Phone: +32 2 213 57 00 – Fax: +32 2 213 57 01
Internet: http://www.dexia.com – Account No. 068-2113620-17 – RPM Brussels VAT BE 0458.548.296
7 à 11, quai André Citroën – B. P. 1002 – F-75901 Paris cedex 15 – Phone: +33 1 43 92 77 77 – Fax: +33 1 43 92 70 00

PRESS RELEASE

DEXIA

Dexia S.A. - 11, Place Rogier B-1210 Brussels / 7-11, Quai André Citroën, F-75901 Paris
Account nb. : 068-2113620-17 - RPM Brussels TVA BE 0458.548.296

1 PAGE

Brussels, Paris, 1 December 2006

Dexia confirms the launch of the mandatory tender offer on shares of DenizBank not yet held by the Dexia Group

DenizBank will launch a mandatory tender offer on shares of Deniz Yatirim Ortakligi

Further to the press release of November 20, 2006 Dexia Participation Belgique S.A., a subsidiary of Dexia S.A., confirms the launch of the mandatory tender offer on the shares of DenizBank A.Ş. ("DenizBank") not yet held by the Dexia Group. The offer period starts on December 4, 2006 and closes on December 22, 2006. The Information Note relating to this mandatory tender offer is published today in two Turkish newspapers.

On December 4, 2006 the mandatory tender offer price shall be published in the same newspapers. The mandatory offer price shall be determined as the TRY equivalent of USD 10.2444 per share, with a nominal value of TRY 1.00, based on the USD/TRY exchange rate announced by the Turkish Central Bank on October 17, 2006 (USD/TRY 1.4760) or the buy rate announced by the Turkish Central Bank on December 1, 2006 if this rate is higher than USD/TRY 1.4760.

In addition, DenizBank will launch a mandatory tender offer for the class B shares of Deniz Yatirim Ortaklığı A.Ş. ("DYO"). DYO is an investment fund in which DenizBank already owns an indirect controlling interest. The obligation to launch a mandatory tender offer for the class B shares of DYO is triggered by the acquisition by Dexia Participation Belgique S.A. of the 75% controlling interest in DenizBank.

The mandatory tender offer price for the shares of DYO has been set at TRY 1.4837 per share. Assuming all class B shares of DYO would be tendered, the aggregate mandatory tender offer price shall be approx. TRY 22,225,826. Since the mandatory tender offer is launched by Denizbank, Dexia agreed to reimburse DenizBank for the difference between the weighted average share price of the shares of DYO and the mandatory tender offer price (TRY 1.4837) for the shares acquired by DenizBank pursuant to the mandatory tender offer on any trading day for which the weighted average share price of DYO is below the mandatory offer price.

The Turkish Capital Markets Board approved the application filed by DenizBank for the mandatory tender offer on the shares of DYO and the Information Note is also published today in two Turkish newspapers. The offer will start on December 4, 2006 and close on December 18, 2006.

With the exception of the Turkish Capital Markets Board, no other authority of any other jurisdiction has approved the Information Notes or the mandatory tender offers. This press release does not constitute an offer or the solicitation of an offer for the sale or purchase of any securities of DenizBank or DYO.

Press department Brussels	+32 2 213 50 81
Press department Paris	+33 1 43 92 77 05
Investor Relations Brussels	+32 2 213 57 46
Investor Relations Paris	+33 1 43 92 82 54